Exhibit 99.1

Concord Medical Announces Changes in Board of Directors

BEIJING, May 21, 2021 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specializing in cancer care, research and prevention by operating a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centers in China, today announced changes in its board of directors (the “Board”).

Mr. Denny Lee (“Mr. Lee”) resigned from his position as an independent director of the Board, the chair of the audit committee and a member of the compensation committee of the Board. Mr. Qing Pan (“Mr. Pan”) resigned from his position as a director of the Board. Mr. Lee and Mr. Pan have confirmed that they have no disagreement with the Board. The Board would like to express its sincere gratitude to Mr. Lee and Mr. Pan for their contribution during their tenure of service with the Company.

On May 20, 2021, Mr. Boxun Zhang (“Mr. Zhang”) was appointed as an independent director of the Board, the chair of the audit committee and a member of the compensation committee of the Board. On the same day, Mr. Yue Yu (“Mr. Yu”) was appointed as a director of the Board.

Mr. Zhang currently serves as the chief investment officer of Jiaxin Jinhe Investment Management Co., Ltd. From 2014 to 2018, Mr. Zhang served as the chief financial officer and a director of Coinage International Co., Limited. Mr. Zhang received his bachelor’s degree in auditing and accounting from Wuhan University in 1998 and a master of business administration from Cass Business School - City, University of London in 2004. Mr. Zhang is an associated member of the Association of International Accountants.

Mr. Yu currently serves as the chief executive officer and partner of WisdoMont Asset Management (Shanghai) Co., Ltd. (“WisdoMont”). Since 2014, he has co-founded WisdoMont, responsible for the establishment of investment strategy, fund portfolio and risk management. From 2009 to 2013, Mr. Yu served as regional vice president of HSBC Jinxin Trust. From 2013 to 2014, Mr. Yu served as institutional manager of GF Fund. With 15 years of experience in the financial industry, Mr. Yu has extensive experience in institutional business, financial product design and financing. Mr. Yu received a bachelor’s degree in finance and a master’s degree of management from Beijing Normal University.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider specialized in cancer treatment, research, education and prevention. The Company operates a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centers in China. The Company focuses on providing multidisciplinary cancer care approach in all areas of oncology services in its cancer hospitals. The Company also equips its hospitals with technologically advanced equipment such as the state-of-the-art proton therapy system in its premium cancer hospitals in top-tier cities including Beijing, Shanghai and Guangzhou. In addition, the Company saw the opportunity of the expanding market of medical equipment in China and developed its product life-cycle management services form its existing medical equipment and consumable sales services. As of December 31, 2020, the Company operated a network of 27 radiotherapy centers and diagnostic imaging centers, which are based in 20 hospitals, established under long-term lease and management services arrangements with the Company and spanning over 20 cities across 13 provinces and administrative regions in China. To ensure the commitment to the highest standard of medical services for patients, the Company offers ongoing education and training for doctors and other medical professionals in its network hospitals and centers in both domestic and overseas medical institutions.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company's control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Yap Yaw Kong

+86 10 5903 6688

ir@ccm.cn

see http://ir.ccm.cn.